UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________
FORM 11-K
_______________________

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from _______________ to _______________

Commission File Number 0-7617

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
(Title of Plan)

UNIVEST CORPORATION OF PENNSYLVANIA
(Name of Issuer of securities held pursuant to the Plan)

14 North Main Street, Souderton, PA 18964
(Address of Plan and of principal executive office of Issuer)

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan

Note:
All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Univest Corporation of Pennsylvania Deferred Salary Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary and Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017 and 2016, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 and 2016, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying schedule Schedule H Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2004.
Philadelphia, Pennsylvania
June 26, 2018

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2017	2016
Assets:
Investments, at fair value	$56,624,914	$48,405,261
Contributions receivable	44,712	72,762
Notes receivable from participants	349,058	28,665
Interest and dividends receivable	—	33,951
Total assets	57,018,684	48,540,639

Liabilities:
Excess contributions payable	—	20,788
Net assets available for benefits	$57,018,684	$48,519,851

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2017	2016
Additions:
Investment income:
Interest and other	$4,901	$190
Dividends	648,023	159,806
Net appreciation in fair value of investments	6,980,765	4,898,783
Total investment income	7,633,689	5,058,779

Interest income on notes receivable from participants	5,283	2,078

Contributions:
Employer	1,546,224	1,191,891
Participants	4,135,705	3,630,981
Rollovers	791,861	3,376,946
Total contributions	6,473,790	8,199,818

Total additions	14,112,762	13,260,675
Deductions:
Benefits paid directly to participants	5,512,054	5,463,255
Administrative expenses	101,875	77,975
Total deductions	5,613,929	5,541,230
Net increase in net assets available for benefits	8,498,833	7,719,445

Net assets available for benefits:
Beginning of year	48,519,851	40,800,406
End of year	$57,018,684	$48,519,851

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(1)    Description of Plan

The following description of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
(a) General
The Plan is a deferred salary savings plan covering all employees of Univest Corporation of Pennsylvania and its wholly owned subsidiaries (the Corporation or the Employer or Plan Sponsor) who have attained the age of 18. Employees can enter the Plan on the first day of the month following the fulfillment of the eligibility requirements. However, with respect to matching contributions, qualified non-elective contributions and discretionary profit-sharing contributions, employees are eligible to receive these contributions in the Plan after they have completed at least six months of service. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.
The Plan is administered by Administrative Fiduciaries appointed by the Board of Directors of the Corporation under the Trust Agreement between the Plan Sponsor and the Trustee effective July 3, 2017. The Administrative Fiduciaries refer to members of Executive Management of the Corporation who serve as fiduciaries of the Plan. John Hancock Trust Company LLC serves as the Trustee of the Plan. The Plan Sponsor has appointed members of Executive Management to serve as Investment Fiduciaries of the Plan. Girard Partners, Ltd., a Univest Wealth Management firm is the Plan Advisor.
Effective July 3, 2017, the Corporation completed the transition to a new service platform with John Hancock Retirement Plan Services LLC (John Hancock), with John Hancock becoming the third-party administrator.
(b) Plan Amendments
Effective July 3, 2017, the Plan was amended and restated in its entirety to convert the Plan from an individually designed plan to a non-standardized pre-approved plan with John Hancock and to conform to the requirements of the current Internal Revenue Service ("IRS") remedial amendment cycle. Several discretionary changes were made in conjunction with the restatement, including allowing participants to borrow against their 401(k) up to 50% of their vested balance with a maximum loan amount of $50,000 and minimum loan amount of $1,000. In addition, the Plan was restated to include the acceptance of rollovers by the Plan from 403(b) plans, 457 plans, conduit IRA's and Traditional IRA's in accordance with the Internal Revenue Code (IRC).
Effective May 1, 2016, the Plan was amended for the following provisions: (i) an employee who becomes an employee as a result of a "lift out" shall become a participant in the Plan immediately upon the employee commencement date and (ii) the vested portion of all accounts of a participant who became an employee as a result of a lift out, shall be 100% at all times. A "lift out" occurs when three or more individuals are employed by the Employer at the same time, having been employed immediately preceding their employment commencement dates by the same banking institution.
(c)    Contributions
Participants may contribute a percentage of eligible compensation on a pre-tax or after-tax basis or a combination thereof, up to the Internal Revenue Code (IRC) maximum allowable limit for 2017 of $18,000 if under age 50 and $24,000 if age 50 or over. Under the Roth 401(k) contribution option, a participant can make after-tax contributions; distributions from a participant’s Roth 401(k) contributions and earnings thereon at retirement are generally tax-free. Participant contributions may be subject to additional limitations imposed by the IRC as detailed in the Plan.
The Employer makes a matching contribution of up to 50% of the participants’ contributions on a pre-tax basis under the Plan provisions. Matching contributions are limited to the initial 6% of compensation a participant contributes. Additional amounts may be contributed at the election of the Corporation’s Board of Directors.
Participants may also contribute amounts representing distributions from other qualified plans (rollovers). The Plan provides for "in-plan Roth rollovers" which allow participants to convert vested pre-tax accounts to after-tax Roth accounts by direct rollover within the Plan in accordance with the IRC. Effective July 3, 2017, the Plan also accepts rollovers from 403(b) plans, 457 plans, conduit IRA's and Traditional IRA's in accordance with the IRC.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

New employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated fund until changed by the participant.
(d) Investment Options
Participants direct the investment of their contributions, matching contributions, qualified non-elective contributions and discretionary contributions into various investment options offered by the Plan. The Plan currently has participant investments in the Corporation’s common stock. New participants do not have the option to invest in the Corporation’s common stock. Effective July 3, 2017, participant investments in pooled separate accounts with John Hancock Life Insurance Company (U.S.A.) and the registered investment company bond fund were transferred to new investments in registered investment companies with similar investment objectives at John Hancock. The pooled separate account common collective investment trust fund with John Hancock was transferred to another common collective investment trust fund at John Hancock. In addition, several new registered investment companies options at John Hancock were added as well as a self-directed brokerage account provided by TD Ameritrade.
(e) Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of the Employer’s contribution as well as any investment earnings (losses) generated by the assets in which the participant's account is invested.
(f) Vesting
Participants are considered fully vested at all times in their voluntary contributions, plus actual earnings (losses) thereon.
Vesting in the remainder of participant accounts is based upon the number of years of continuous service. A participant is 50% vested at the end of two years of service, 75% vested at the end of three years of service, and fully vested at the end of four years of service. Participants attaining their normal retirement age, participants who become disabled and beneficiaries of participants who die are entitled to 100% of participant’s accrued benefits, regardless of credited service period. A participant’s service with other entities acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, as described in the Plan, is recognized for vesting of the Employer’s matching contributions.
(g) Payment of Benefits
The benefit to which a participant is entitled is that which can be provided from the participant’s account. Benefits shall be paid in either a lump-sum payment or calculated periodic payments when payable, based upon the election of the participant and as specified in the Plan agreement. Generally, benefit payments must commence no later than the year in which a participant attains age 70½.
(h) Notes Receivable from Participants
Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. Effective July 3, 2017, under the terms of the Plan, participants can borrow against their 401(k) up to 50% of their vested balance with a maximum loan amount of $50,000 and a minimum loan amount of $1,000, and may only have one loan currently outstanding. Loan transactions are considered a directed investment from the account of the participant maintained under the Plan. The loans are secured by the balance in the participant's account. Principal and interest payments are paid ratably through payroll deductions and are added to the participant's account balance. The Plan will charge the participant's account balance with expenses directly related to the origination, maintenance and collection of the note. Loans bear a fixed rate of interest at the prime lending rate in effect at the time of origination plus 1%.
Loan repayments may be suspended for up to one year in case of an approved leave of absence. Loans to participants on a leave of absence due to a service in the military shall have loan repayments suspended until the participant's military service is completed.
In the event of a Plan merger in connection with an acquisition by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, or in the event of a trustee-to-trustee transfer or rollover of plan assets from a qualified retirement plan maintained by an entity acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, then, the Trustee may accept an in-kind transfer or rollover of an existing participant loan, provided that the loan conforms to the terms of the plan from which it was extended and is not then

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

in default; any such loan is treated as a self-directed investment of the participant and is administered in accordance with its original terms and conditions, without extension or modification.
At December 31, 2017, outstanding loans totaled $349,058 with interest rates ranging from 4.25% to 5.50% and maturity dates ranging from 2018 through 2032.
(i) Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
(j) Excess Contributions
Excess contributions primarily represent salary deferrals withheld from participants in excess of the IRC limitations. These amounts are refunded to participants subsequent to year-end. Excess contributions are recorded as a liability, with a corresponding reduction to contributions. There were no excess contributions for the 2017 Plan year.
(k) Forfeited Accounts
Forfeitures of terminated participants’ nonvested accounts are used to reduce employer contributions. During 2017 and 2016, the Corporation used forfeited amounts to reduce employer contributions by $29,784 and $42,182, respectively. At December 31, 2017 and 2016, forfeited nonvested accounts that were not used in 2017 and 2016 to reduce employer contributions totaled $19,359 and $8,733, respectively.

(2)    Summary of Accounting Policies

(a) Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
(b) Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c) Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, "Fair Value Measurements" for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
(d) Notes Receivable from Participants
Notes receivable from participants are recorded at the unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded when it is earned. Loans are considered in default if any scheduled payments remain unpaid after the last day of the calendar quarter following the calendar quarter in which a schedule payment was missed or if the participant makes or furnishes any false representation or statement to the Plan. There was no allowance for credit losses recorded at December 31, 2017, as there were no loans in default.
(e) Expenses
The Plan's administrative expenses are paid by either the Plan or by the Corporation, according to the Plan's provisions, and include such expenses as contract administration and record keeping expenses. Expenses relating to investment management fees are charged to the particular investment fund to which the expenses relate.
(f) Payment of Benefits
Benefit payments to participants are recorded when paid.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(g) Recent Accounting Pronouncements
There were no recent accounting pronouncements applicable to the Plan.

(3)    Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Plan determines the fair value of financial instruments based on the fair value hierarchy. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect assumptions that the Plan believes a market participant would use in pricing the asset or liability based on the best information available in the circumstances, including assumptions about risk. Three levels of inputs are used to measure fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement. Transfers between levels are recognized at the end of the reporting period.

•
Level 1 - Valuations are based on quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 - Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•
Level 3 - Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities utilizing Level 3 inputs include: financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the fair value calculation requires significant management judgment or estimation.

Where quoted prices are available in an active market for identical instruments, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of investments with similar characteristics or discounted cash flows. In cases where there is limited activity or less transparency around inputs to the valuation, investments are classified within Level 3 of the valuation hierarchy.
The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Common stock: Common stock is valued at the closing price reported on the active market on which the individual securities are traded. The common stock is classified in Level 1 in the fair value hierarchy.
Registered investment companies: Registered investment companies are valued at quoted market prices that represent the net asset value of shares on a market exchange at the end of the trading day. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The registered investment companies are classified in Level 1 in the fair value hierarchy.
Common collective trust fund: This investment represents participation units of a collective investment trust for which the net asset value is based on the market value of the underlying investments. The common collective trust fund is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. The common collective trust fund is classified in Level 1 in the fair value hierarchy.
Self-directed brokerage account: Self-directed brokerage accounts include investments in publicly traded registered investment companies. These registered investment companies are valued at quoted market prices that represent the net asset value of shares on a market exchange at the end of the trading day and classified in Level 1 in the fair value hierarchy.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Pooled separate accounts: Pooled separate accounts represent investments in participation units held in pooled separate accounts through sub-accounts of an insurance company. The underlying securities in pooled separate accounts, except for the stable value fund, are listed on national securities exchanges and valued on the basis of year-end closing prices. The Plan concluded that the net asset value as adjusted (for mutual fund dividends, mutual fund splits and administrative maintenance charges and other items) and reported by the insurance company denotes readily determinable fair value. These pooled separate accounts are classified in Level 1 in the fair value hierarchy.
Included in pooled separate accounts is a common collective trust fund. The Plan has concluded that the net asset value of the underlying investments as adjusted and reported by the insurance company denotes readily determinable fair value. The common collect trust fund is classified in Level 1 in the fair value hierarchy.
The following table presents the fair value of the Plan’s investments at December 31, 2017 and 2016, classified using the fair value hierarchy:

	Fair value measurements at December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments:
Univest Corporation of Pennsylvania common stock	$3,330,236	$—	$—	$3,330,236
Registered investment companies	51,839,059	—	—	51,839,059
Common collective trust fund	1,258,078	—	—	1,258,078
Self-directed brokerage account	197,541	—	—	197,541
Total investments	$56,624,914	$—	$—	$56,624,914

	Fair value measurements at December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments:
Cash	$241,742	$—	$—	$241,742
Univest Corporation of Pennsylvania common stock	4,748,527	—	—	4,748,527
Registered investment company bond fund	847,249	—	—	847,249
Pooled separate accounts	42,567,743	—	—	42,567,743
Total investments	$48,405,261	$—	$—	$48,405,261

(4)    Parties-in-Interest Transactions
John Hancock became the third-party administrator of the Plan and the custodian and record keeper of all Plan investments effective July 3, 2017. Prior to July 3, 2017, the Bank, a subsidiary of the Corporation, was the custodian and record keeper of the Plan’s investments in the common stock of the Corporation and the registered investment company bond fund, John Hancock was the custodian and record keeper of the Plan's investments in pooled separate accounts and CBIZ, Inc. was the third-party administrator of the Plan. Administrative expenses paid to John Hancock for the year ended December 31, 2017 were $57,524. Administrative expenses paid to CBIZ, Inc. were $44,351 and $77,975 for the years ended December 31, 2017 and 2016, respectively.
At December 31, 2017 and 2016, the Plan held 118,725 and 153,674 shares, respectively, of the Corporation’s common stock and the fair value of this common stock was $3,330,236 and $4,748,527, respectively. At December 31, 2017 and 2016, the Plan had an interest-bearing deposit account with the Bank with a balance of $0 and $233,009, respectively. At December 31, 2017 and 2016, the Plan had a noninterest-bearing cash account with John Hancock with a balance of $0 and $8,733, respectively.
At December 31, 2017 and 2016, the Plan had outstanding notes receivable from participants totaling $349,058 and $28,665 respectively.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(5)    Income Tax Status
The Plan received a favorable determination letter from the IRS dated October 15, 2009, stating that the Plan and related trust is qualified under Section 401(a) of the IRC. Effective July 3, 2017, the Plan was amended and restated in its entirety to an IRS pre-approved (May 18, 2015) prototype plan with John Hancock. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes was included in the accompanying financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

(6)    Risks and Uncertainties
The Plan has holdings in various investments including registered investment companies, a common collective investment trust fund sponsored by an insurance company and common stock of the Corporation. These investments are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participant account balances and the amounts recorded in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2017

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
*John Hancock Life Insurance Company (U.S.A.):
*Univest Corporation of Pennsylvania common stock	118,725	Shares of common stock	**	$3,330,236
*John Hancock Registered Investment Companies:
American Funds 2020 Target Date Retirement Fund (Class R6)	83,476	units of registered investment companies	**	1,051,798
American Funds 2025 Target Date Retirement Fund (Class R6)	163,094	units of registered investment companies	**	2,200,138
American Funds 2030 Target Date Retirement Fund (Class R6)	293,245	units of registered investment companies	**	4,237,394
American Funds 2035 Target Date Retirement Fund (Class R6)	63,320	units of registered investment companies	**	942,206
American Funds 2040 Target Date Retirement Fund (Class R6)	425,054	units of registered investment companies	**	6,482,067
American Funds 2045 Target Date Retirement Fund (Class R6)	88,338	units of registered investment companies	**	1,368,350
American Funds 2050 Target Date Retirement Fund (Class R6)	390,606	units of registered investment companies	**	5,921,586
American Funds 2055 Target Date Retirement Fund (Class R6)	9,530	units of registered investment companies	**	180,501
American Funds 2060 Target Date Retirement Fund (Class R6)	106,251	units of registered investment companies	**	1,319,635
AllianceBernstein Global Bond Fund (Advisor Class)	78,809	units of registered investment companies	**	661,992
American Beacon Bridgeway Large Cap Value Fund (Institutional Class)	150,382	units of registered investment companies	**	4,296,420
American Century Disciplined Growth Fund (Institutional Class)	184,753	units of registered investment companies	**	4,234,537
Fidelity 500 Index Fund (Premium Class)	51,128	units of registered investment companies	**	4,777,942
Harding Loevner Institutional Emerging Markets Portfolio (Class I)	37,148	units of registered investment companies	**	839,919
Hotchkis and Wiley Mid-Cap Value Fund (Class I)	12,173	units of registered investment companies	**	457,444
JPMorgan Government Bond (Class R4)	4,185	units of registered investment companies	**	43,855
JPMorgan Small Cap Equity Fund (Class R5)	19,959	units of registered investment companies	**	1,144,272
Metropolitan West Total Return Bond Fund (Class I)	184,935	units of registered investment companies	**	1,971,404
Oakmark International Fund (Class Investor)	46,343	units of registered investment companies	**	1,324,018
Oppenheimer International Growth Fund (Class I)	31,736	units of registered investment companies	**	1,384,663
PIMCO Government Money Market Fund Admin	881,936	units of registered investment companies	**	905,681
Principal High Yield Fund (Institutional Class)	102,416	units of registered investment companies	**	764,026
Principal SmallCap S&P 600 Index Fund (Institutional Class)	2,601	units of registered investment companies	**	70,464
T. Rowe Price Real Estate Fund	25,705	units of registered investment companies	**	737,740
TIAA-CREF Large-Cap Value Index Fund (Institutional Class)	402	units of registered investment companies	**	7,888
Undiscovered Managers Behavioral Value Fund (Class R6)	6,748	units of registered investment companies	**	472,473
USAA Short-Term Bond Fund	29,292	units of registered investment companies	**	268,317
Vanguard Intermediate Term Bond Index (Admiral Shares)	25,875	units of registered investment companies	**	293,941
Vanguard Mid-Cap Growth Index Fund (Admiral Shares)	2,252	units of registered investment companies	**	123,779
Vanguard Mid-Cap Index Fund (Admiral Shares)	4,181	units of registered investment companies	**	800,930
Vanguard Mid-Cap Value Index (Admiral Shares)	8,066	units of registered investment companies	**	465,710
Vanguard Small Cap Value Index Fund (Admiral Shares)	2,774	units of registered investment companies	**	158,156
Vanguard Small-Cap Growth Index Fund (Admiral Shares)	16,536	units of registered investment companies	**	935,081
Voya MidCap Opportunities Fund (Class R6)	38,630	units of registered investment companies	**	994,732
Total John Hancock Registered Investment Companies			**	51,839,059

(continued)

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2017

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
*John Hancock Common Collective Trust Fund:
Reliance MetLife Stable Value Fund (Class 0)	7,484	units of common collective trust fund	**	1,258,078

*John Hancock Participant Self-Directed Brokerage Account:
TD Ameritrade		self-directed brokerage account	**	197,541

Total investments			**	56,624,914

*Notes receivable from participants		2018 - 2032 maturity dates; 4.25% - 5.50% interest rates	—	349,058

Total investments and notes receivable from participants				$56,973,972

*Indicates party in interest to the Plan.
**Cost is not required for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Fiduciaries have duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan

By:	/s/ Roger S. Deacon
Roger S. Deacon, Administrative Fiduciary

June 26, 2018

EXHIBIT INDEX

Exhibit No.	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm